Exhibit 99.2
Unaudited Pro Forma Consolidated Financial Statements

This unaudited pro forma consolidated financial statements references as part of this Form 6-K, whereby Aspen Insurance Holdings Limited (the “Company”) completed a series of transactions between entities under common control to simplify its corporate structure and facilitate the integration of its operations with those of the broader Sompo international organization. From the Company’s perspective, certain wholly-owned US and Bermuda subsidiaries, including Aspen American Insurance Company, Aspen Specialty Insurance Company and Aspen Bermuda Limited (“transferred subsidiaries”), were transferred to an unconsolidated affiliate, Endurance U.S. Holdings Corp., a Delaware corporation (“EUSH”). In connection with the transfer effective August 14, 2026, the Company received consideration of $2.722 billion which was formalized into loan notes due from a related party, an investment-grade credit. The appropriate notices and approvals with respect to the Bermuda Monetary Authority, the Texas Department of Insurance, and the North Dakota Insurance & Securities Department were completed prior to the consummation of these transactions.

The unaudited pro forma consolidated financial statements were derived from the Company’s historical consolidated financial statements for the year ended December 31, 2025 contained in the Company’s Annual Report on Form 20-F. The unaudited pro forma consolidated financial statements reconcile results as reported in these historical financial statements to pro forma results that give effect to the transfer of subsidiaries to EUSH, a significant business disposition for the Company. Pro forma adjustments for this transaction principally consider the impact of de-consolidating the transferred subsidiaries, the consideration received and formalized into the loans due from a related party, and interest related to the loans. The following unaudited pro forma condensed consolidated balance sheet as of December 31, 2025 is presented as if the transfer had occurred on December 31, 2025, and the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2025 are presented as if the transaction occurred on January 1, 2025.

The unaudited pro forma consolidated financial statements have been prepared in accordance with Article 11 of Regulation S-X. They should be read in conjunction with; i) the accompanying notes to the unaudited pro forma consolidated financial statements contained herein; and ii) the historical audited December 31, 2025 consolidated financial statements and notes thereto contained in the Company’s Annual Report on Form 20-F filed on March 30, 2026.

The unaudited pro forma adjustments are based on available information and certain assumptions that we believe are reasonable as of the date of the Report on Form 6-K to which these unaudited pro forma consolidated financial statements are included. Assumptions underlying the pro forma adjustments related to the transferred subsidiaries are described in the accompanying notes. The pro forma adjustments reflected herein are based on management’s expectations regarding the transaction. The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and do not purport to indicate the results of operations of future periods or the results of operations that actually would have been realized had the reorganization transactions closed during the period presented.

The unaudited pro forma consolidated financial statements, filed as Exhibit 99.2 to this Form 6-K, is incorporated by reference as part of this Form 6-K.

Unaudited Pro Forma Condensed Balance Sheet
As of December 31, 2025

	As Reported	Pro Forma Adjustments	Notes	AIHL Pro Forma
($ in millions)

ASSETS
Total investments	$6,568.6	$(4,688.1)		$1,880.5
Cash and cash equivalents	1,658.8	(735.3)		923.5
Unpaid losses recoverable from reinsurers	4,281.9	(1,164.7)		3,117.2
Ceded unearned premiums	968.6	(380.4)		588.2
Underwriting premiums receivable	1,700.8	(883.2)		817.6
Deferred acquisition costs	357.2	(239.1)		118.1
Derivative assets	5.0	(3.6)		1.4
Right-of-use operating lease assets	43.4	(31.3)		12.1
Income taxes refundable	2.5	19.8		22.3
Deferred tax assets	342.5	(246.1)		96.4
Other assets	360.4	(133.4)		227.0
Intangible assets and goodwill	19.9	(14.5)		5.4
Notes due from related party	—	2,722.0	(a)	2,722.0
Total assets	$16,309.6	$(5,777.9)		$10,531.7
LIABILITIES
Reserves for losses and loss adjustment expenses	$8,725.0	$(4,388.3)		$4,336.7
Unearned premiums	2,725.8	(1,629.7)		1,096.1
Reinsurance premiums	520.3	(343.4)		176.9
Income taxes payable	18.7	(5.4)		13.3
Derivative tax liabilities	4.0	—		4.0
Accrued expenses and other payables	317.1	(87.6)		229.5
Operating lease liabilities	64.7	(52.7)		12.0
Derivative liabilities	12.1	(0.4)		11.7
Long-term debt	296.8	—		296.8
Due to related parties	—	201.6		201.6
Funds held under reinsurance contracts	—	585.0		585.0
Total liabilities	12,684.5	(5,720.9)		6,963.6
SHAREHOLDERS’ EQUITY
Ordinary shares	$0.1	$—		$0.1
Preference shares	699.9	—		699.9
Additional paid-in capital	803.4	(44.8)	(b)	758.6
Retained earnings	2,320.0	—		2,320.0
Accumulated other comprehensive (loss)	(198.3)	(12.2)		(210.5)
Total shareholders’ equity	3,625.1	(57.0)		3,568.1
Total liabilities and shareholders’ equity	$16,309.6	$(5,777.9)		$10,531.7

Unaudited Pro Forma Condensed Statement of Operations
December 31, 2025

	As Reported	Pro Forma Adjustments	Notes	AIHL Pro Forma
($ in millions)

Revenues
Net earned premiums	$2,831.9	$(2,112.8)		$719.1
Net investment income	326.3	(236.7)		89.6
Interest income on related party notes	—	133.7	(c)	133.7
Realized and unrealized investment gains	61.4	(44.7)		16.7
Total revenues	3,219.6	(2,260.5)		959.1
Expenses
Losses and loss adjustment expenses	(1,546.7)	1,156.3		(390.4)
Acquisition costs	(422.4)	393.5		(28.9)
General, administrative and corporate expenses	(671.4)	289.4		(382.0)
Interest expense	(31.7)	8.5		(23.2)
Change in fair value of derivatives	47.5	(29.6)		17.9
Realized and unrealized investment losses	(72.3)	39.5		(32.8)
Realized and unrealized foreign exchange (losses)/gains	(78.5)	43.6		(34.9)
Total expenses	(2,775.5)	1,901.2		(874.3)
Income from operations before income taxes	444.1	(359.3)		84.8
Income tax (expense)/benefit	(103.9)	85.8	(d)	(18.1)
Net income	$340.2	$(273.5)		$66.7

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

1.    Basis of Pro Forma Presentation

The accompanying unaudited pro forma condensed consolidated financial statements of the Company were prepared in accordance with Article 11 of Regulation S-X and are based on the historical condensed consolidated financial information of the Company. The condensed consolidated financial information has been adjusted in the accompanying pro forma financial statements to give effect to the disposition of Aspen U.S. Holdings, Inc. and its wholly owned subsidiary companies including Aspen American Insurance Company, Aspen Specialty Insurance Company and Aspen Bermuda Limited. The transactions are between entities of the same ultimate parent and thus accounted for as a common control transaction with no gain or loss recorded and any difference in consideration and the book value of the entities recorded in equity through additional paid-in capital.

2.    Adjustments to the Pro Forma Condensed Financial Statements

Unless otherwise noted, the pro forma adjustments reflect the effects of the disposition of Aspen U.S. Holdings, Inc. and its wholly owned subsidiaries (together, “AUSH”), including (i) the removal of assets, liabilities, revenues and expenses directly attributable to AUSH; and (ii) the reinstatement of intercompany balances between AUSH and the remaining Aspen group entities that will no longer be eliminated in consolidation following the transaction. Other adjustments to the pro forma condensed consolidated balance sheet and pro forma condensed consolidated statements of operations are as follows:

(a)Adjustment reflects the consideration received from EUSH for the purchase of AUSH. Consideration was formalized in the form of four separate notes, each bearing interest and requiring monthly interest payments.
(b)Adjustment reflects the net equity impact of the transaction, representing the difference between the consideration received and the carrying value of the net assets transferred.
(c)Adjustment reflects the interest income on the notes issued as consideration for the purchase of AUSH.
(d)The tax effect of certain pro forma adjustments, including interest income per Note (c), was calculated using the applicable historical local statutory rates in effect for the period presented.

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